FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing of the resolutions adopted at the Ordinary Shareholders Meeting and at the subsequent Board of Directors meeting, held both on March 23, 2023, with regards to the renewal of the Board of Directors, and several appointments made at the Board of Directors. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 25, 2023.

Santiago, March 23, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Subject: ESSENTIAL INFORMATION

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, article 44 of the General Banks’ Law and Chapter 18-10 of the Restated Regulations for Banks issued by the said Commission, I inform you as essential information that in the Ordinary Shareholders’ Meeting of this institution, held on March 23, 2023, the Board of Directors was completely renewed, due to the end of the legal and statutory three-years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors of the Bank for a new three-years term:

Directors:	Raúl Anaya Elizalde
Hern	án Büchi Buc

Andrés Ergas Heymann

Jaime Estévez Valencia (Independent)

Julio Santiago Figueroa

Pablo Granifo Lavín

Ana Holuigue Barros (Independent)

Andrónico Luksic Craig

Jean Paul Luksic Fontbona

Sinéad O’Connor

Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)

Second Alternate Director:	Sandra Marta Guazzotti

Moreover, at the ordinary Board of Directors meeting No BCH 2,986 held on March 23, 2023, it was agreed to make the following appointments:

Chairman:	Pablo Granifo Lavín

Vice-Chairman:	Andrónico Luksic Craig
Vice-Chairman:	Julio Santiago Figueroa

Sincerely,

Eduardo Ebensperger Orrego

CEO

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2023

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

2